FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Speech of PRISA’s President
General Shareholder’s Meeting
Madrid, June 24, 2010

Ladies and gentlemen,

I would like to welcome you to this Annual General Meeting of Shareholders, on behalf of the Board of Directors and of myself.

2010 was a year of profound changes in PRISA. Just over six months ago we met on the occasion of an Extraordinary General Meeting. At that time I told you that recent years had been tumultuous for the business world and, faced with that climate, we were forced to embark upon a process of business transformation.

We then approved two capital increases that have transformed the structure of our Company. We now have a complex capital structure and our shares are traded simultaneously on the four Spanish Stock Exchanges and in New York. PRISA’s common and preferred shares trade directly in Spain and through ADRs in the U.S.. In addition, warrants on the Company’s shares are traded on the warrants platform on the Spanish stock exchange.

We also approved in November the formation of a new Board of Directors. This reconstitution of the Board has been faithfully reflected in the Board’s committees. The presence of new directors on the Board and on the committees has increased participation and diversity in these organs and has also helped to make our operating procedures more flexible.

In line with the policy of transparency a company such as ours must have, I shall be today tabling a number of initiatives, of which I shall speak later, on Corporate Governance.

In 2010 we carried out a number of initiatives that have changed the structure of our group, bringing in new strategic partners with whom we carry out our operations. At Santillana we have the participation of a fund with proven experience, particularly in Latin America, DLJ South American Partners LP. And at Digital + we have Telefónica and Telecinco as partners. There’s little I can tell you that you don’t already know about these two partners, who are the biggest players in their respective markets, and leading companies worldwide. Following the merger between Cuatro and Telecinco, PRISA holds a 17.33% in the resulting company, the new Mediaset Espana.

I will move on to the agreements that we submit for approval at this Board Meeting.

The accounts that we present for approval demonstrate that, despite the adverse economic climate, our businesses continue to show strength and leadership.

We also submit for approval the payment of a dividend of 0.175 euros per share to holders of preferred shares, as announced at the previous Meeting. The payment of this dividend will be made on September 29.

We also present the resolutions approving the management of the Board and the renewal of the auditors.

I mentioned before that we have undertaken a process of strengthening corporate governance policy. Several years ago we decided to grant the Appointments and Remuneration Committee specific powers and functions in corporate governance. The Committee has been very active in this area all this time. We would now like to bring a fresh perspective to this work and we therefore propose to establish a Corporate Governance Committee. I should add that the Board meeting we held prior to this meeting decided to propose the appointment of Ernesto Zedillo as Chairman of the Committee, should this meeting approve the amendment to our statutes.

I am sure that the new Corporate Governance Committee will make strenuous efforts to adapt our standards to the requirements of best practice in this area.

Finally, we submit for your approval, a change in the composition of the Board of Directors. Fernando Abril-Martorell, with a long and successful professional and business career, has joined our company. We are eager for him to participate in the Board of Directors and we therefore propose to increase the number of members of the Board, and appoint him as an executive director. He will be reporting directly to the CEO, acting for all purposes as Deputy CEO.

I could not finish up without thanking you once again for attending this meeting and for all the the support you provide. Our shareholder base is substantially larger today than before – on both sides of the Atlantic – and we are comforted to know that we have your continued support.

For everything we have to do, we have the best teams. I would like to warmly recall all their great efforts, because we are all well aware of the efforts required at all levels of the organization. As representative of the PRISA’s main shareholder I have always made clear my commitment to support and to continue supporting at all times the company’s operations.  I would therefore like to inform you that we have taken the decision to go ahead and exercise as soon as posible the main shareholder’s warrants to provide new capital without diluting current shareholders.

With your help, ladies and gentlemen, with that of our employees and the support of our suppliers and customers, we are confident of reaching our goals.

Thank you very much

Speech of PRISA’s CEO and President of the

Executive Committee

General Shareholder’s Meeting

Madrid, June 24, 2011

Ladies and gentlemen, dear friends:

We gather for this general meeting amid an extremely difficult economic and political climate for our country. A weak economic recovery, if we can even call it that, is compounded by the weakness of the party in government and the institutional deficiencies in European integration. All indicators confirm that the worst predictions have come to pass: the crisis is systemic, it will be long, and the solutions will be painful and of uncertain outcome. Governments, pressured by the markets, have decided to pay more attention to controlling the deficit than to the implementation of fiscal stimulus that might boost the economy and create jobs; there is social unrest and attempts by the European Union to coordinate efforts show no signs of bearing fruit.

Against this backdrop, the year 2010 was crucial for our company. Over the course of the year we carried out a series of measures to stabilize the balance sheet of the company and to secure its future, then seriously threatened. We took steps, not easy to implement, to increase our equity, we sold assets and continued with our strict cost control policy. Thus, in November last year, an extraordinary shareholders meeting approved integration with the US investment vehicle Liberty, which allowed us to double the capital of our company and obtain 650 million euros intended primarily to reduce bank debt. I must insist that Liberty’s shareholders are not, and never have been, a block, and they became individual shareholders in PRISA once the deal was done. As a result of the operation, 224,855,520 new PRISA common shares were issued, as were 402,987,000 convertible non-voting shares, expiring after 3.5 years. Former shareholders of PRISA were given warrants with an exercise price of two euros and a maturity identical to that of the convertibles. During the same month we finalized the sale of forty-four percent of our Pay TV, in equal parts to Telefonica and Mediaset España, and we merged Cuatro with Telecinco. Earlier, in March, we had sold 25 percent of our company’s education and general-interest publishing house, Santillana, to the DLJ investment fund, for a net of 279 million euros. We also sold some real estate assets in order to improve available cash. All these operations together provided us with 1,920 million euros, of which 1650 went to reduce debt, with the remainder used to restore cash flow and to finance the restructuring of the company. This also allowed us to negotiate our banks loans and extend the maturity dates. But, as I noted at the above-mentioned meeting, despite the enormity of our efforts and considerable success, these operations were only the beginning of a process that has continued, and should continue during this year. Our chief goal is to permanently stabilize our balance sheet, while affecting the consolidated group as little as possible, thus reaffirming our Group’s lead as the top-ranking company in education, information and entertainment in Ibero-America.

Alongside these extraordinary measures, our business units will naturally continue in their efforts to improve the performance of current operations. We should note that in all the sectors in which we operate, as well as the general difficulties inherent in the crisis, we have also seen in recent years those difficulties stemming from the Internet’s impact on the production and distribution of goods and services. The media have been forced to undergo a profound transformation, a structural one, in a changing landscape in which old business models become progressively obsolete, margins are reduced and huge new global competitors emerge, some of which were non-existent less than five years ago. Despite this very complex situation, which sees the convergence of the global financial crisis, the structural changes affecting the media and our own particular problems, we ended the year with more than satisfactory results and we are convinced that if we continue along the path we have embarked upon, in a relatively short period we will have completely normalized the situation and will have guaranteed - once we have ensured the company’s viability - growth and profitability.

The accounts which we submit for approval today are proof of this. PRISA reported turnover of 2,823 million euros last year, with EBITDA of 596 million and an operating income before interest and taxes of 336 million, improving last year’s margins. This illustrates the strength of our businesses, which are capable of generating high margins even in the midst of the serious crisis that has affected and is still affecting the Spanish economy. Responding to the situation of the company and the need to clean up the balance sheet, we proceeded to provide 130 million euros in extraordinary provisions, anticipating the evident difficulties in the Portuguese market, which would eventually affect our operations in the neighboring country, as well as difficulties in the print sector. Thus, net consolidated result was a loss of 72.87 million. In their individual accounts, the group recorded a net profit of EUR 9.3 million, modest compared to historical performance of the company, but a real success, if we take into account the above mentioned measures, the state of the sector and the general economic climate.

I would like to emphasize the growing importance of the Latin American market for the future of the group. Twenty-eight percent of turnover came from outside our borders, and more than half of that from the Portuguese-speaking market (Brazil and Portugal). In contrast to a decline in consolidated revenues of 12 percent, the international market reported significant growth (8.6 percent). There was a sharp increase in revenue from Latin America, which rose 14.7 percent. Of most significance is the evolution of our radio advertising revenues in this area, up by 34.5 percent. International operations already constitute 30 percent of revenue and EBITDA for all PRISA’s radio operations. In the case of Santillana, the figure is 72 percent, and Brazil was in 2010 the best market for our education and general-interest publishing companies, with 31 percent of total turnover.

In the press sector, we were able to improve advertising revenue, thanks chiefly to the excellent performance of the sports daily AS, but also the stability of El País, which reported a fall of only 1.5 percent in a market suffering from outright recession. Newspaper circulation was down due to the structural transformation of the sector, but our titles increased their market share and El País remains the leading general-interest newspaper in Spain, way ahead of its nearest competitor.

      TV advertising revenues also performed well, and pay television was able to reverse the trend as of summer, with net subscriptions and ARPU both up, and a reduction in the ratio of cancellations to new subscribers. The audiovisual sector accounts for half of group’s revenues and Digital + is one of the most promising companies, with the greatest growth potential. The incorporation of strategic partners and new technology upon which the company has embarked, the promotion next-generation set-top decoder boxes (iPlus), the ever greater offer of high definition channels, and experiments in 3D broadcasting point to a promising future, a future which has already begun be a demonstrable reality. Our position as rights holders has also improved and we continue to make progress in resolving the so-called Soccer War. Mediapro found itself in court after the company applied for voluntary suspension of payments, and we stressed to the judge, and administrators appointed by him, the need for the large sums of money we had given to the company to be made directly available to the football clubs so as not to threaten their economic viability. Meanwhile, we continue to believe that an agreement between all those involved in the generation and commercial exploitation of these rights is what is the best for the user, for the game and for the companies involved. We have therefore been striving for months to finalize the necessary agreements in this respect, and we are more than optimistic about the outcome. Of the more than six hundred million euros received annually by Spanish football clubs for the rights to broadcast the Cup and the League, half of the amount is provided by Digital +. Our company is vital for the development of the game and the financial health of the clubs. The professional league, sports authorities and all those involved in the process must cooperate rationally to establish and maintain an operating model, one where our presence is essential. And I pray that in the coming weeks or months we will all be able to clarify the picture to the ultimate benefit of consumers. The government has much to do in this respect, because it was by invoking the government, even at the behest of some leading members of the government, that the funding and exploitation model of those rights collapsed. Let us make clear our willingness to come to an agreement, without this meaning we are prepared to waiver our claim to compensation for damages that the courts have granted us, nor renounce our right to intervene directly in the process if the others involved do not prove capable of reaching reasonable agreements .

Finally, we have continued with the digital transformation of the Group, which is the most immediate and profound challenge we face. Last year, PRISA’s digital operations accounted for approximately 2 percent of total operations. I explained to the Board in November that our aim is for this area to account for 20 percent of total revenues by 2015. The company plan, which I will come to later, provides for this growth, but we should bear in mind that the speed at which events are occurring in this area makes it difficult to make any long term forecast and we may well imagine that our own forecasts may even fall short of what happens. The only thing that is certain is that we have invested wisely, but emphatically, in digital transformation. Autonomy and IBM are both working with us in building a platform that allows us to share media content, advertising and customers across all operations of the group. We maintain close contacts with all the multinationals in the sector. We have signed a contract with Cisco for the financing and development of Digital Plus decoders, and with Nagravision for the expansion of Pay-TV operations through internet networks. We have Telefónica as a strategic partner to develop our activities not only in Spain but in Latin America. El País is the top-ranking Spanish newspaper in terms of Internet users: almost two hundred thousand of them have already downloaded the iPad application, while almost half of the sports paper As’s advertising revenues come from digital. As for Santillana, it is actively developing online operations as a company offering comprehensive education services, exporting to other Latin American countries the experience of the Brazilian sistemas do ensino eduction systems. And next fall Santillana and Apple will carry out a pilot program involving thousands of Mexican teachers which will allow us to identify initiatives using digital tools to be carried out in the short-term in the education market. We are all too aware that our most urgent and immediate task is to put our balance sheet on a sound footing and to get the company out of debt, but this will be in vain if we are unable to guarantee our shareholders a near future of growth and development. To make this a reality, digital transformation is a priority, and we are working on it.

Decisions made during the past year regarding the financing of the company and debt restructuring have merited explicit recognition from our financing banks. But we know that our debt level is still high and that we have to continue to follow the path we have set out upon. The next steps are not unlike those we have already taken: increasing equity, asset sales, renegotiating terms, conditions and maturities. On the first point we believe the best way to increase the company’s capital is the early exercise of warrants, seventy percent of which are in the hands of the traditional shareholders. The announcement made by Ignacio Polanco on the exercise of the warrants that they hold will soon help to restore the balance sheet and is a decision that honors the founders and heirs of our company. The financial contribution as well as being significant will do much to favor our negotiations with the banks. Here at the company we are working on formulas that might allow the exercise of the remainder of the warrants in a relatively short time. That’s part of a plan that will be communicated to our major banks and that also includes the sale of nonstrategic assets worth more than five hundred million and, market conditions permitting, the issuance of other non-bank debt instruments to the tune of up to 500 million, that will allow us to restructure in the long term. All these actions are underway, and some are already well advanced, and we expect to be soon in a position to sign the relevant protocols and agreements. The confidence of banks in our company is based precisely on the effectiveness of measures taken in the past and in seeing them to be taken when we have committed ourselves to do so. As for assets, we will not undersell these, nor give up the more profitable companies or those that ensure strategic growth. Operations will be carried out promptly but not hastily. With a plan up and running and when the market situation normalizes with a solution to the Greek sovereign debt crisis, share value will recover levels similar to that of recent months, aided also by the decisions I have just announced.

An added guarantee of the effectiveness of this plan is that it is being designed and directed by our new Board member, Fernando Abril Martorell, who joined as CFO three months ago and who from today will be Deputy CEO. His widely acknowledged expertise, his professional reputation in the markets, his outstanding curriculum, which includes CEO of Telefonica, President of Yellow Pages, and President of Credit Suisse for the Iberian Peninsula, suggest that Fernando’s contribution to the future of our company is absolutely crucial. When in December 2008 I became Chairman of the Executive Committee, I announced my intention to overhaul the management teams, to enhance their skills and financial capacities, to rejuvenate the teams and better coordinate their activities with the objectives of the group. The addition of Fernando Abril Martorell is the best example of this commitment and is its culmination. Within the last two years we have completely overhauled our teams in Television and Radio. With Augusto Delkáder as president of the radio division, Javier Pons was appointed CEO. Javier, who began his career as a disc jockey at 40 Principales, moved on to the creation and management of major entertainment companies and was director of Spanish state TV before joining us again. We have just named a new executive president for press operations, and CEO of El Pais – Jose Luis Sainz – also a former collaborator of the company, who is coming back to us from his executive position at a competitor. Over the same period we appointed Kamal Barwani as Chief Digital Officer and Andrés Cardó as chief operating officer, a position that includes Prisa sales and marketing and coordination of all transversal businesses. As director of resources, we appointed Oscar Gomez, who has managed and negotiated the restructuring of staff with unions, successfully completing this month the process, which involves retirements, redundancies and outsourcing and which will see two thousand five hundred people leave the company, with the consequent increase in productivity. Barbara Manrique de Lara was appointed Director of Communications and works closely with the company Financial Dynamics, in charge of our external relations in New York. Pedro Garcia Guillén, as CEO of the audiovisual unit - headed by Manuel Polanco - has overseen the overhaul of the entire team. Miguel Angel Cayuela, at the helm of Santillana, has also undertaken the reorganization of its management team including the change of several of those responsible for operations in Latin America. Along with Iñigo Dago as Secretary General and Fernando Martinez as director of corporate development, they all form a perfectly integrated management team, capable of leading this new phase at Prisa, within the framework of the strategic plan designed by Ignacio Santillana. Thus, the overhaul of our teams is effectively complete, we have a new Board since last year and we now have to steer the company’s global transition towards new ways of doing things and towards better governance.

Ladies and gentlemen:

As I said at the beginning of my speech, these are difficult times for everyone. Yet it is also true that we have lived through worse. We are a leading company in all the sectors and markets in which we operate. We are leaders in education in all of lbero-America, both Spanish and Portuguese speaking, leaders in Spanish-language press with El País, in Pay TV in Spain, in Free-to.-View TV in Portugal and in radio in Spain, Colombia and Chile. Today we have the strength and resources to face the future and we do so from a present in which the difficulties and obstacles we have mentioned will not be allowed to undermine the strength of our operations. I would like to finish by thanking our shareholders and investors, our users, advertisers, subscribers, readers and listeners, and of course our teams, workers and professionals, who have proved more than capable of working in such a hostile and worrying climate. I am confident that within the relatively near future, their efforts will be rewarded by the new reality, a reality that will be reflected in share value. The strength of our company and the continued support from its major shareholders will enable us to maintain our editorial identity, the quality of our products and our commitment to serve Spanish and Latin American society that has characterized us since the founding of Prisa.

Thank you very much

Speech of the chairman of

PRISA’s audit committee

General Shareholder’s Meeting

Madrid, June 24, 2011

Ladies and gentlemen:

I am speaking to you today in my capacity as chairman of PRISA’s audit committee.

The audit committee was established in 2001 and since then has been adapted to successive standards and codes that have regulated our operations and membership.

Since last November 27, when the extraordinary general meeting changed the composition of the board of directors, the composition of the committee has been as follows: the chair is myself and I am joined by Agnès Noguera Borel, Alain Minc and Emmanuel Roman. The secretary is the same as the secretary of the board of directors.

Members are appointed by the board of directors and the chairman must be elected by non-executive board members and replaced every four years, renewable once one year has passed since the end of his previous term. The committee meets the independence standards required by law, both US and Spanish

The committee is subject to Spanish legislation, and from November 2010, to US law governing companies trading in the US, as well as our internal standards and codes: the company bylaws and the board of directors regulations.

The committee meets at least quarterly to review the periodic financial information to be sent to the stock market authorities and any information that the board must approve.

I would emphasize that the external auditor attends all meetings, and reports on the most significant matters detected in the quarterly reviews. Also, once a year the external auditor reports to the Board following the best practices of corporate governance.

The committee has reviewed, with the external auditors, the accounts that the board of directors today submits for approval.

I am pleased to note that the audit report of the group accounts, prepared in accordance with international accounting standards and in regulatory compliance with both Spanish and US law, is clean and unqualified.

The committee has also proposed to the Board the appointment of an auditor for the supervision of accounts 2011, presented today for approval.

The committee regularly monitors the financial information of the company with the external auditor present at its meetings. In 2010 the committee has also reviewed the prospectuses required by company operations during the past year.

The committee is also the responsible for monitoring the internal audit services of the company, the annual plan of department activities and the company’s risk map.

We have also has launched a channel to receive complaints from both employees of the group as well as a third parties and where they may communicate any irregularities they detect in the operation of the company.

In conclusion I would like to inform you that the company has introduced a number of changes in its operating standards, specifically, the procedure for prior approval by the committee before the company or any of its businesses request consulting or auditing work from the external auditor in order to supervise its independence.

Ladies and gentlemen, we are available for any clarifications that you might consider necessary.

Thank you for your attention.

SIGNATURE

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 24, 2011                                                              By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors